UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)



                               LENOX BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    526253109
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                                 (CUSIP Number)


    John C. Lame, 1260 Hayward Avenue, Cincinnati, Ohio 45208, (513) 321-7405
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 11, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box Q.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                   SCHEDULE 13D

CUSIP No. 526253109


------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             John C. Lame
------------ -------------------------------------------------------------------
     2       CHECK BOX IF A MEMBER OF A GROUP                             (a)[ ]
                                                                          (b)[ ]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY
------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS *
             PF
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

------------------------------ ---------- --------------------------------------
          NUMBER OF                7      SOLE VOTING POWER
           SHARES                         21,157 shares
        BENEFICIALLY
          OWNED BY             ---------- --------------------------------------
            EACH                   8      SHARED VOTING POWER
          REPORTING
           PERSON              ---------- --------------------------------------
            WITH                   9      SOLE DISPOSITIVE POWER
                                          21,157 shares
                               ---------- --------------------------------------
                                  10      SHARED DISPOSITIVE POWER

------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             21,839 shares

------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                         [ ]

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             7.7%

------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
             IN

------------ -------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

John C. Lame (the "Reporting Person") files this Amendment No. 4 to Schedule 13D solely to amend Items 4 and 7.

Item 4.  Purpose of Transaction

         Mr. Lame believes that Lenox Bancorp, Inc. ("Lenox" or the "Company") is undervalued and that management of the Company should explore alternatives to maximize shareholder value. As previously disclosed in Amendment No. 3, on or about December 14, 1999, Mr. Lame submitted a shareholder proposal pursuant to Rule 14a-8 to retain an investment banking firm to explore all strategic alternatives to maximize shareholder value including, but not limited to, the sale of one or both of the branches of Lenox Savings Bank or a merger of the Company and with such investment banking firm to be instructed to report to the entire Board of Directors of Lenox, a copy of which is attached as Exhibit 1.

         In his capacity as a shareholder of the Company, Mr. Lame intends to enter into discussions and communications with others regarding his views on ways to maximize shareholder value and the value of the Company. In his capacity as a shareholder of the Company, Mr. Lame may also seek to identify and communicate with potential acquirors of Lenox or its branches or other parties that desire to maximize shareholder value through proposals that could result in a change in control of the Company, changes in the Company's capitalization or in the Company's business or corporate structure, changes in the Company's management, changes to the Company's board of directors or other extraordinary actions or transactions involving the Company or the Common Stock of the Company. Mr. Lame may purchase additional shares of Common Stock of the Company in the open market or in private transactions or sell any or all of his shares of Common Stock of the Company.

         Any activity of Mr. Lame in his capacity as a shareholder of the Company may be subject to regulation by the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC"). Mr. Lame will advance proposals, and take actions or engage in transactions only if, as and when permitted by the OTS and FDIC regulations then applicable to him and to the extent applicable to him.

         Other than as set forth above, Mr. Lame has no plans or proposals which would relate to or result in actions under any of the following paragraphs of
Item 4 of Schedule 13D:

          (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;


          (e) any material change in the present capitalization or dividend policy of the Company;

          (f) any other material change in the Company's business or corporate structure;

          (g) changes in the Company's articles of incorporation or by-laws or other actions which may impede the acquisition of control of the Company by any person;

          (h) causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

          (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j)  any action similar to any of those enumerated above.


Item 7.  Exhibits

          1. Shareholder Proposal submitted to Lenox by Mr. Lame on December 15, 1999


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                    SIGNATURE

         After reasonable inquiry and to the best of his respective knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete, and correct.



January 11, 2000                            By:/s/ John C. Lame
                                               ------------------------
                                                   John C. Lame